

December 23, 2020

Rory Nealon
Chief Financial Officer
Amryt Pharma plc
Dept 920a 196 High Road, Wood Green
London, United Kingdom, N22 8HH

      **Re: Amryt Pharma plc**
           **Draft Registration Statement on Form F-1**
           **Submitted December 18, 2020**
           **CIK No. 0001783010**

Dear Mr. Nealon:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc:    Boris Dolgonos, Esq.